UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7) *
LODGENET INTERACTIVE CORPORATION

(Name of Issuer)
Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)
540211109

(CUSIP Number)
Alex R. Lieblong
Key Colony Management, LLC
10825 Financial Centre Parkway, Suite 100,
Little Rock, AR 72211
with a copy to:
W. Scott Wallace
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5587

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 29, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	540211109

1	NAMES OF REPORTING PERSONS Key Colony Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		1,119,373

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,119,373

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,119,373

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	51206P109

1	NAMES OF REPORTING PERSONS Key Colony Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		1,119,373

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,119,373

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,119,373

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO/HC

CUSIP No.	51206P109

1	NAMES OF REPORTING PERSONS Alex R. Lieblong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,119,373

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,119,373

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,119,373

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.97%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

Item 1. Security and Issuer.
     This Amendment No. 7 to Schedule 13D is jointly filed by and on behalf of each reporting person to amend the Schedule 13D relating to the common stock of the issuer filed October 31, 2008 by such persons with the Commission, as amended and/or supplemented by Amendment No. 1 thereto filed February 25, 2009, Amendment No. 2 thereto filed March 19, 2009, Amendment No. 3 thereto filed March 30, 2009, Amendment No. 4 thereto filed May 8, 2009, Amendment No. 5 thereto filed August 11, 2009 and Amendment No. 6 thereto filed on August 25, 2009 (as amended, the “Schedule 13D”). This Amendment No. 7 is filed to disclose a decrease in the percentage of the common stock that may be deemed to be beneficially owned by the reporting persons. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
Item 5. Interest in Securities of the Issuer.
     Item 5(a) is amended and restated in its entirety as follows:
     (a) Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto. The Reporting Persons collectively own an aggregate of 1,119,373 shares of Common Stock. All shares of Common Stock reported on this Schedule 13D were purchased by Key Colony Fund, L.P.
     Item 5(c) is amended and restated in its entirety as follows:
     (c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer since the most recent filing on Schedule 13D consist of the following transactions:
     Transactions effected by Key Colony Fund, L.P.:

Transaction	Shares	Shares	Price		Description
Date	Acquired	Disposed	Per Share		of Transaction
August 25, 2009	0	6,000	7.2970	[1]	Open market sale
August 26, 2009	0	27,451	7.1536	[1]	Open market sale
August 28, 2009	0	12,102	7.1359	[1]	Open market sale
September 3, 2009	0	15,000	6.3448	[1]	Open market sale
September 8, 2009	0	6,000	6.4226	[1]	Open market sale
September 9, 2009	0	7,000	6.5486	[1]	Open market sale
September 10, 2009	0	19,130	6.9150	[1]	Open market sale
September 11, 2009	0	6,000	6.9005	[1]	Open market sale
September 15, 2009	0	20,000	6.9437	[1]	Open market sale
September 16, 2009	0	20,000	6.9281	[1]	Open market sale
September 21, 2009	0	9,000	6.2688	[1]	Open market sale
September 22, 2009	0	10,950	6.3413	[1]	Open market sale
September 24, 2009	0	19,999	6.3801	[1]	Open market sale

Transaction	Shares	Shares	Price		Description
Date	Acquired	Disposed	Per Share		of Transaction
September 25, 2009	0	29,000	6.4407	[1]	Open market sale
September 28, 2009	0	5,300	6.8717	[1]	Open market sale
September 29, 2009	0	15,000	7.4474	[1]	Open market sale
September 30, 2009	0	150,000	7.5388	[2]	Open market sale
September 30, 2009	0	23,250	7.6020	[2]	Open market sale
October 1, 2009	0	24,896	7.0313	[2]	Open market sale

1.	Excluding commissions of $0.03 per share.

2.	Excluding commissions of $0.04 per share.
     Item 5(e) is amended and restated in its entirety as follows:
     (e) On October 1, 2009, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.
Item 7. Material to be Filed as Exhibits.
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D relating to the common stock of the issuer filed August 11, 2009 by the reporting persons with the Commission)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2009	KEY COLONY FUND, L.P.

	By:	Key Colony Management, LLC
	Title:	General Partner

	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong
	Title:	Managing Member

KEY COLONY MANAGEMENT, LLC

	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong
	Title:	Managing Member

ALEX R. LIEBLONG

	By:	/s/ Alex R. Lieblong
	Name:	Alex R. Lieblong

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D relating to the common stock of the issuer filed August 11, 2009 by the reporting persons with the Commission)